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            SCHEDULE 13D - INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS
                   THERETO FILED PURSUANT TO RULE 13D-2(a).*
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     *As amended by Releases  34-15457, dated January 4, 1979, effective
February 14, 1979 (as corrected by Release   34-15457A, dated February 25,
1979) and   34-14384, dated November 29, 1979, effective January 5, 1980. -
Editor.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT       )*

                             U.S. TECHNOLOGIES INC.
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                                (Name of Issuer)
                          COMMON STOCK, $.02 PAR VALUE
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                         (Title of Class of Securities)

                                    14166100
                          -----------------------------

                                 (CUSIP Number)

            KENNETH H. SMITH, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             U.S. TECHNOLOGIES INC.
                          3901 ROSWELL ROAD, SUITE 300
                            MARIETTA, GEORGIA 30062
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)
                                 APRIL 7, 1997
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover period.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                        (Continued on following page(s))

                               Page 1 of 8 Pages

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CUSIP   14166100                     13D                      Page 2 of 8 Pages

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
1.          NAME OF REPORTING PERSON
            SS OR IRS IDENTIFICATION OF ABOVE PERSON

            KENNETH H. SMITH

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2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                      (a)  [ ]
                                                                                                   (b)  [x]

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3.          SEC USE ONLY

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4.          SOURCE OF FUNDS*

            OO
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5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)      [ ]

            N/A
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6.          CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
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NUMBER                  7.        SOLE VOTING POWER
OF SHARES                         7,584,500
BENEFICIALLY
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OWNED BY EACH           8.        SHARED VOTING POWER
REPORTING PERSON                  -0-
WITH                   ------------------------------------------------------------------------------------
                        9.        SOLE DISPOSITIVE POWER
                                  6,667,600
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                       10.        SHARED DISPOSITIVE POWER
                                  -0-
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11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,584,500
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12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                      [ ]

            N/A
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13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            27.2
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14.         TYPE OF REPORTING PERSON*

            IN
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

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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ITEM 1.     SECURITY AND ISSUER.

     This filing relates to the acquisition of shares of the common stock, $.02 par value (the "Common Stock") of U.S. Technologies Inc. (the "Issuer") whose principal executive offices are located at 3901 Roswell Road, Suite 300, Marietta, Georgia, 30062.


ITEM 2.     IDENTITY AND BACKGROUND.

     This Schedule 13D is filed by Kenneth H. Smith, whose principal business address is 3901 Roswell Road, Suite 300, Marietta, Georgia, 30062. Mr. Smith is the President and Chief Executive Officer of the Issuer whose address is 3901 Roswell Road, Suite 300, Marietta, Georgia, 30062. Mr. Smith is also a director of the Issuer. The principal business of the Issuer is to furnish administrative and management services to its wholly-owned subsidiaries, Lockhart Technologies, Inc. ("LTI") and Newdat, Inc. ("Newdat"). LTI's operations consist of contract manufacturing, prototyping and repair of printed circuit boards using surface mount, through-hole and mixed technology. Newdat owns several different, and varied, technologies. The actual manufacture and assembly of the products developed from these technologies is outsourced to LTI.

     Mr. Smith has not been convicted in a criminal proceeding during the last five years nor has he, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Smith is a citizen of the United States.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS FOR OTHER CONSIDERATION.

     Pursuant to a Stock Purchase Agreement, dated as of January 7, 1997, and closed on April 7, 1997 (the "Purchase Agreement"), by and among the Issuer; Tintagel, Ltd., a Turks & Caicos Islands company ("Tintagel"); Komen Holdings Pty., Ltd., an Australian corporation ("Komen"); and GWP, Inc., a Georgia corporation ("GWP"), GWP acquired 9,169,000 shares, or approximately 42%, of the outstanding common stock of the Issuer. Mr. Kenneth H. Smith and Mr. James
V. Warren are the sole shareholders of GWP.

     Under the terms of the Purchase Agreement:

     1. Tintagel sold to GWP 5,683,000 shares of the Common Stock for $437,000, or approximately $.077 per share.


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         2.       Komen sold to GWP 3,486,000 shares of the Common Stock for
                  $500,000, or approximately $.143 per share.

         3. The Issuer granted an option to SWG Partners, ("SWG"), a Georgia partnership of which Messrs. Warren and Smith are general partners, to purchase up to 6,000,000 shares of the Common Stock at $0.10 per share prior to closing on April 7, 1997.

         4. SWG purchased 1,500,000 shares of the Common Stock for $0.10 per share on January 7, 1997 from the Issuer for a total purchase price of $150,000. Since that time, SWG has agreed to allocate and distribute such shares equally among Messrs. Warren and Smith.

         5. SWG purchased an additional 4,500,000 shares of the Common Stock for $0.10 per share on April 7, 1997 from the Issuer. Since that time, SWG has agreed to allocate and distribute such shares equally among Messrs. Warren and Smith.

         6. On January 7, 1997, William Meehan resigned as Director, President and Chief Executive Officer of the Issuer and Mr. Smith was named President, Chief Executive Officer and Director of the Issuer.

         7. On January 7, 1997, James Chen resigned as a director of the Issuer, and Mr. Warren was named as a Director of the Issuer, replacing Mr. Chen.

         8. On January 20, 1997, Mr. Warren was named Chairman of the Board of Directors, replacing John V. Allen, who remained as a Director of the Issuer.

         9. On April 7, 1997, Mr. Allen resigned as a Director of the Issuer, and James C. Melton was named as a Director of the Issuer, replacing Mr. Allen.

         A copy of the Form of the Purchase Agreement is attached hereto as
Exhibit 3.1.

         On April 7, 1997 and immediately following the closing of the Purchase Agreement, GWP assigned all of its right, title and interest in the Common Stock obtained in connection with the Purchase Agreement to the following five individuals, each of which acquired the number of shares as shown after their names: Kenneth H. Smith (3,667,600), James V. Warren (3,667,600), Joyce S. Newlin (415,100), John M. Buckley (400,000) and Joe B. Young (1,018,700).

         Further, pursuant to the assignment of these shares, Ms. Newlin, Mr. Buckley and Mr. Young have granted irrevocable proxies, and, thereby, have assigned control of their voting rights, to Mr. Smith and Mr. Warren, until December 31, 1998. The form of the Proxy Agreement is attached hereto as
Exhibit 3.2.


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         In connection with the above-described transactions and assignments, the following obligations were undertaken on April 7, 1997:

         a. Mr. Smith executed a promissory note, bearing interest at eight percent (8%) per annum, with principal and interest due on December 31, 1998, in the amount of $250,000, to Komen in exchange for 1,743,000 shares of the Common Stock.

         b. Mr. Smith executed a promissory note, bearing interest at eight percent (8%) per annum, with principal and interest due on December 31, 1998, in the amount of $126,810, to Tintagel in exchange for 1,924,600 shares of the Common Stock. Further, in connection with the Tintagel Option, Mr. Smith granted Tintagel an option to purchase up to 101,448 shares of the Common Stock at $0.25 per share at any time or from time to time during the period from July 1, 1998 to September 2, 1998.

         As a result of the foregoing transactions, Mr. Smith beneficially owns 7,584,500 shares, or approximately 27.2%, of the outstanding shares of the Common Stock.


ITEM 4.     PURPOSE OF TRANSACTION.

         The purpose of the acquisition of the securities was to effect a change of control in the management of the Issuer. As described above, on January 7, 1997, Mr. Smith was named President, Chief Executive Officer and Director of the Company, following the resignation of William Meehan. Also on January 7, 1997, James Chen resigned as a director of the Issuer, and Mr. Warren was named as a director of the Issuer, replacing Mr. Chen. On April 7, 1997, Mr. Allen resigned as a director, James C. Melton was named as Mr. Allen's replacement and thus a change of control was effectuated. After this change of control, the current Board of Directors of the Issuer consists of Kenneth H. Smith, James V. Warren and Mr. James C. Melton. Collectively, Mr. Kenneth H. Smith and Mr. James V. Warren beneficially own and control approximately 55% of the outstanding shares of the Common Stock.


ITEM 5.     INTEREST IN THE SECURITIES OF THE ISSUER.

            (a) For purposes of this filing, Kenneth H. Smith beneficially owns 7,584,500 shares, or approximately 27.2%, of the outstanding shares of Common Stock of U.S. Technologies Inc.

            (b) With respect to these shares, Kenneth H. Smith has the sole power to vote or to direct the vote of all 7,584,500 of the shares, which includes the power to vote 916,900 shares obtained through the grant of irrevocable proxies from Joyce S. Newlin, John M. Buckley and Joe B. Young as described above in Item 3. These individuals have assigned control of


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                  their voting rights until December 31, 1998. Therefore, Mr.
                  Smith only has sole power to dispose of or to direct the disposition of, 6,667,600 shares of the Common Stock.

         (c) Mr. Smith did not enter into any transactions with respect to the acquisition or disposition of the Common Stock within the last 60 days.

         (d)      Not applicable.

         (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As described above, Mr. Smith has acquired voting power with respect to 916,900 of the shares of the Common Stock by virtue of the grant of irrevocable proxies from Ms. Newlin, Mr. Buckley and Mr. Young in which these individuals have assigned their voting rights through December 31, 1998.

     Moreover, in connection with the Purchase Agreement, the following obligations were undertaken on April 7, 1997:

     a. Mr. Smith executed a promissory note, bearing interest at eight percent (8%) per annum, with principal and interest due on December 31, 1998, in the amount of $250,000, to Komen in exchange for 1,743,000 shares of the Common Stock.

     b. Mr. Smith executed a promissory note, bearing interest at eight percent (8%) per annum, with principal and interest due on December 31, 1998, in the amount of $126,810, to Tintagel in exchange for 1,924,600 shares of the Common Stock. Further, in connection with the Tintagel option, Mr. Smith granted Tintagel an option to purchase up to 101,448 shares of the Common Stock at $0.25 per share at any time or from time to time during the period from July 1, 1998 to September 2, 1998.

     Apart from the above, there are no contracts, arrangements, understandings or relationships between Mr. Smith and any other person with respect to any securities of the Issuer.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      The following exhibits are filed with this Schedule 13D:


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         Exhibit  3.1      Form of Stock Purchase Agreement dated January 7,
                           1997, and closed on April 7, 1997, by and among U.S. Technologies Inc., Tintagel, Ltd., Komen Holdings Pty, Ltd., and GWP, Inc.

         Exhibit 3.2 Form of Proxy Agreement between Mr. Smith and Ms. Newlin, Mr. Buckley and Mr. Young.


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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: October 24, 1997



                                           By: /s/ K.H. Smith
                                               -------------------------
                                               K.H. Smith, President and
                                               Chief Executive Officer






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